# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TENARIS S.A., CIK 0001190723
CUSIP: 88031M109
Title of class of securities: Ordinary Shares, $1.00 par value per share
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001429586
Persons authorized to receive notices and communications: Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor, Grand-Duchy of Luxembourg, Luxembourg (N4), L-2449, 352 27209600

## Reporting persons
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 692,085,486; sole dispositive power 0; shared dispositive power 692,085,486; aggregate amount beneficially owned 692,085,486 (68.6% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 14 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 62,328,172 were held by Tenaris S.A. as treasury stock as of January 2, 2026, as published on the website of Tenaris S.A.
- SAN FAUSTIN S.A. (CIK 0001429586): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 692,085,486; sole dispositive power 0; shared dispositive power 692,085,486; aggregate amount beneficially owned 692,085,486 (68.6% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 14 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 62,328,172 were held by Tenaris S.A. as treasury stock as of January 2, 2026, as published on the website of Tenaris S.A.
- TECHINT HOLDINGS S.A R.L.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 692,085,486; shared voting power 0; sole dispositive power 692,085,486; shared dispositive power 0; aggregate amount beneficially owned 692,085,486 (68.6% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 14 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 62,328,172 were held by Tenaris S.A. as treasury stock as of January 2, 2026, as published on the website of Tenaris S.A.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.00 par value per share
Name of issuer: TENARIS S.A.
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Comment:
This Amendment No. 14 amends and supplements the Schedule 13D originally filed on February 14, 2011 (this "Amendment No. 14"), as further amended by Amendments No. 1 to No. 13, on behalf of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (each as defined under Item 2 below) (collectively, the "Reporting Persons"), relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the "Ordinary Shares"). This Amendment No. 14 reflects a net decrease by 1.11% of the percent of class represented by the Ordinary Shares held by such Reporting Persons, from 69.66% to 68.55%, as reported on Rows 13 of the cover pages of the Schedule 13D, as a result of the sale of a total of 18,919,701 Ordinary Shares by TECHINT HOLDINGS in the open market in the period from December 15, 2025 to February 6, 2026, under the non-discretionary accelerated share disposal agreement entered into by TECHINT HOLDINGS with an European financial institution reported in Item 4 of Amendment No. 13 to the Schedule 13D, which decrease was partially offset by the effect of the repurchase of a total of 11,065,751 Ordinary Shares made by Tenaris S.A. in the open market in the period from December 15, 2025 to January 2, 2026 under the second tranche of the share buyback program publicly announced on November 2, 2025. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported on the Schedule 13D and its amendments.

This Schedule 13D is being jointly filed by each of the Reporting Persons pursuant to Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing:
ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN ("RP STAK")
Fascinatio Boulevard 764, 2909 VA Capelle aan den IJssel, The Netherlands.

SAN FAUSTIN S.A. ("SAN FAUSTIN")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.

TECHINT HOLDINGS S.A R.L. ("TECHINT HOLDINGS")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.
Residence or business address:
RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK

SAN FAUSTIN is a societe anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN's policies).

TECHINT HOLDINGS is a societe a responsabilite limitee (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.
Present principal occupation or employment: The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, and is incorporated into this Item 2 by reference.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
RP STAK. See Items (7) through (11) and (13) on page 2
SAN FAUSTIN. See Items (7) through (11) and (13) on page 3
TECHINT HOLDINGS. See Items (7) through (11) and (13) on page 4
Number of shares as to which each person has sole or shared power to vote or dispose:
RP STAK. See Items (7) through (11) and (13) on page 2
SAN FAUSTIN. See Items (7) through (11) and (13) on page 3
TECHINT HOLDINGS. See Items (7) through (11) and (13) on page 4
Transactions in the class effected during the past sixty days:
In the period from December 15, 2025 to February 6, 2026, TECHINT HOLDINGS effected the following sales of Ordinary Shares pursuant to a non-discretionary accelerated share disposal agreement entered into with an European financial institution regulated in the European Union:

Range of Prices
Trade Date Number of Ordinary Weighted Average Min Daily price Max Daily price
Shares Sold Sale Price (+) (USD) (+) (USD) (+)
12/15/25 340.000 20,2440 20,0741 20,3327
12/16/25 340.000 19,9753 19,7130 20,1841
12/17/25 358.884 19,8353 19,6871 19,9919
12/18/25 340.000 19,5568 19,1195 19,8813
12/19/25 340.000 19,0721 18,8622 19,2370
12/22/25 309.822 19,1899 19,0974 19,2853
12/23/25 30.585 19,2886 19,0815 19,3998
12/29/25 10.000 19,2609 19,1845 19,3668
12/30/25 150.000 19,3747 19,3403 19,4226
01/02/26 300.000 19,3218 19,1521 19,3983
01/05/26 695.000 19,9610 19,7063 20,2254
01/06/26 1.247.563 20,4786 20,1829 20,6570
01/07/26 39.850 19,9890 19,9329 20,1082
01/08/26 666.433 19,8369 19,6841 19,9292
01/09/26 714.646 20,1155 19,8962 20,4259
01/12/26 663.268 20,1900 19,9758 20,3207
01/13/26 515.382 20,5316 20,1381 20,8257
01/14/26 762.119 20,8836 20,6980 21,0708
01/15/26 843.820 21,0390 20,8941 21,1324
01/16/26 292.584 20,8172 20,6202 20,9048
01/19/26 455.953 20,8225 20,7497 20,8893
01/20/26 480.933 21,0436 20,8289 21,2101
01/21/26 443.221 21,7492 21,4472 21,9695
01/22/26 893.668 22,0625 21,8668 22,3526
01/23/26 678.580 22,4073 22,1043 22,6679
01/26/26 856.644 22,1810 21,9617 22,3819
01/27/26 714.859 22,2186 22,0567 22,3907
01/28/26 801.346 22,2761 22,1519 22,4093
01/29/26 644.778 22,6451 22,2964 22,9127
01/30/26 697.655 22,2488 22,0859 22,3481
02/02/26 578.422 22,0486 21,5547 22,2474
02/03/26 692.610 22,5759 22,3098 22,9293
02/04/26 671.026 23,1213 22,9131 23,3681
02/05/26 645.913 22,9515 22,7347 23,2303
02/06/26 704.137 23,0932 22,8568 23,2932

(+) For the purposes of this report, all euro prices were converted into U.S. dollars at the European Central Bank (ECB) reference exchange rate for the euro against the U.S. dollar (EUR/USD) for the relevant trade date, as reported in Bloomberg.

All sales reported above were made on a regulated stock market in the European Union.

During the period above referred, no other transactions in Ordinary Shares were effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated October 31st, 2023.*

B Power of Attorney of SAN FAUSTIN S.A., dated September 28, 2023.*

C Power of Attorney of TECHINT HOLDINGS S.a r.l., dated September 28, 2023.*

*Previously filed as an exhibit to the Amendment No. 5 to the Schedule 13D of Tenaris S.A. filed on November 3, 2023 and incorporated by reference in this Amendment No. 14.

## Signatures
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, /s/ Fernando J. Mantilla / Attorney-in-fact (02/10/2026)
- SAN FAUSTIN S.A.: SAN FAUSTIN S.A., /s/ Fernando J. Mantilla / Attorney-in-fact (02/10/2026)
- TECHINT HOLDINGS S.A R.L.: TECHINT HOLDINGS S.A R.L., /s/ Fernando J. Mantilla / Attorney-in-fact (02/10/2026)
Comment: Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 14 on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.A R.L.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 14 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.A R.L.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 14 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.